

Mail Stop 3561

September 27, 2016

Charles D. Drucker
President and Chief Executive Officer
Vantiv, Inc.
8500 Governor's Hill Drive
Symmes Township, OH 45249

> **Re:** **Vantiv, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 10, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed July28, 2016**
> **Form 8-K**
> **Filed July 28, 2016**
> **File No. 001-35462**

Dear Mr. Drucker:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year Ended December 31, 2015 Compared to Fiscal Year Ended December 31, 2014, page 38

1. We note your explanation of the reasons for the increase in sales and marketing expense from Fiscal 2014 to 2015, which states that the increase is primarily attributable to the

Mercury acquisition, higher sales and marketing personnel and related costs and higher residual payments to referral partners in connection with increased revenue. In future filings, please revise your disclosures throughout Management's Discussion and Analysis to better indicate the relative significance of each reason given for increases and decreases in line items when explaining your results of operations. We believe that when multiple factors materially contribute to a change in your results, a best practice is to quantify the impact of each such factor in order to transparently provide your investors with a view of your operations through the eyes of your management. Please refer to Item 303 of Regulation S-K and our Release No. 33-8350, available on our website at https://www.sec.gov/rules/interp/33-8350.htm.

Financial Statements

Consolidated Statements of Income, page 51

2. We note from your revenue recognition policies disclosed in Note 1 on page 59 that you recognize revenues from certain of your arrangements and agreements on a net basis under the guidance in ASC 605-45. Please tell us how you considered describing revenues on the face of your income statements as revenues, net.

Note 9. Controlling and Non-Controlling Interests, page 73

3. We note your disclosure that on December 2, 2015 you entered into a Warrant Cancellation Agreement with Fifth Third to cancel a portion of the warrant to purchase Class C Units of Vantiv Holding held by Fifth Third for an aggregate purchase price of $200 million. We also note that following the effectiveness of the Warrant Cancellation Agreement, Fifth Third net exercised a portion of the remaining warrants to purchase 5.4 million Class C Units of Vantiv Holding. Please explain to us how you recorded these two transactions in your financial statements. Please provide us with your journal entries.

Note 15. Fair Value Measurements, page 82

4. Please revise to disclose quantitative information about the significant unobservable inputs used in the fair value measurement for your Level 3 measurement of the Mercury TRA or tell us why you believe no additional disclosure is required. Refer to ASC 820-10-50-2.bbb.

Note 19. Segment Information, page 86

5. Please expand your disclosure to describe the factors you use to identify your reportable segments, including how the company is organized and whether operating segments have been aggregated. Please refer to ASC 280-10-50-21(a).

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

6. The above comments on your Form 10-K should also be applied to your future filings on Forms 10-Q to the extent applicable.

<u>Non-GAAP Adjustments, page 33</u>

7. You disclose Non-GAAP Adjusted Income Before Applicable Taxes and Pro Forma Adjusted Net Income, excluding certain items which include Transition, acquisition and integration costs and it appears that these costs may be normal, recurring, cash operating expenses necessary to operate your business. Therefore, your disclosures may be inconsistent with Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next filing.

<u>Form 8-K Filed July 28, 2016</u>

8. You appear to present a full non-GAAP income statement in Schedules 6, 7, and 8 in Exhibit 99.1, which may be inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Lisa Sellars, Staff Accountant at (202) 551-3348 if you have questions regarding comments, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products